SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of May 19 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                                                Press enquiries:

                    Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com

                   David Beck, tel: 0207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:

             Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com


    MARCONI CORPORATION SHARES, NEW NOTES AND WARRANTS DEBUT ON LONDON STOCK
                                   EXCHANGE;
                                  CEO COMMENTS


LONDON - May 19, 2003 - Marconi Corporation plc (London: MONI) confirms that the schemes of arrangement for Marconi Corporation plc and Marconi plc became effective earlier today. Trading in Marconi Corporation plc's shares, notes and warrants has begun on the London Stock Exchange this morning following the successful completion of the company's financial restructuring. Under the terms of the restructuring GBP340 million of cash, an aggregate of GBP756 million (sterling equivalent) of senior and junior notes and 995 million shares in Marconi Corporation plc are being distributed to scheme creditors.

"Today is a very significant day for Marconi and for everyone associated with our company," said Mike Parton, CEO of Marconi Corporation plc. "By supporting us over the recent, often difficult period, our customers, staff, suppliers and new shareholders have contributed to our reaching this important milestone. Our emergence today with a significantly improved financial position, substantial improvements in operating performance and a sharper strategic focus on telecommunications equipment and services allows us to look to the future with greater confidence and optimism."

Marconi Corporation plc will shortly be writing to shareholders of Marconi plc, whose details were on the register of members at the close of business on Friday 16 May, to confirm their holdings of shares and, if applicable, warrants in Marconi Corporation plc.

As previously announced on 14 March 2003, and following the completion of the Group's financial restructuring, the appointments of Kathleen Flaherty and Ian Clubb as non-executive directors of Marconi Corporation plc have taken effect.

Ian Clubb will chair Marconi Corporation plc's remuneration committee. Marconi Corporation plc can confirm that, having included disclosures in its prospectus dated 31 March 2003, there are no further details to be disclosed in respect of the newly appointed directors pursuant to paragraph 16.4 of the Listing Rules.

ENDS/...

Notes to Editors

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 19 May 2003